SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                    Form 11-K


(X) Annual Report pursuant to Section 15(d) of The Securities Exchange Act of 1934. For the fiscal year ended December 31, 2002

       or

( ) Transition Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
       For the transition period from ______________ to ___________.

                          Commission file number 1-3492


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    Halliburton Retirement and Savings Plan
                              10200 Bellaire Blvd.
                            Building 91, Room 2NE18B
                                Houston, TX 77072

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Halliburton Company
                            (a Delaware Corporation)
                                   75-2677995
                            140l McKinney, Suite 2400
                              Houston, Texas 77010
                   Telephone Number - Area Code (713) 759-2600

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


         In connection with the Annual Report of the Halliburton Retirement and Savings Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Weldon Mire, Vice President Human Resources, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

    (1) The Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934; and

    (2) The information contained in the Report fairly presents, in all material respects, the net assets available for plan benefits as of December 31, 2002 and the changes in net assets available for plan benefits for the year ended December 31, 2002 for the Plan.


/s/      Weldon Mire
----------------------------------------
Name:    WeldonMire
Title:   Vice President Human Resources
         Energy Services Group
Date:    June 27, 2003


         In connection with the Annual Report of the Halliburton Retirement and Savings Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, R. Charles Muchmore, Jr., Vice President and Controller, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:


    (3) The Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934; and

    (4) The information contained in the Report fairly presents, in all material respects, the net assets available for plan benefits as of December 31, 2002 and the changes in net assets available for plan benefits for the year ended December 31, 2002 for the Plan.


/s/      R. Charles Muchmore, Jr.
----------------------------------------
Name:    R. Charles Muchmore, Jr.
Title:   Vice President and Controller
         Energy Services Group
Date:    June 27, 2003

                              Required Information


The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the Halliburton Retirement and Savings Plan:

         Financial Statements and Schedules

         Report of Independent Public Accountants - KPMG LLP

         Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001

         Statement of Changes in Net Assets Available for Plan Benefits for the Year ended December 31, 2002

         Notes to Financial Statements

         Supplemental  Schedule H, Line 4i - Schedule of Assets  (Held at End of
         Year) as of December 31, 2002

         Exhibit

         Consent of Independent Public Accountants - KPMG LLP (Exhibit 23)

                     HALLIBURTON RETIREMENT AND SAVINGS PLAN


                                Table of Contents


                                                                      Page

Independent Auditors' Report                                             1

Statements of Net Assets Available for Plan Benefits
     December 31, 2002 and 2001                                          2

Statement of Changes in Net Assets Available for Plan Benefits
     Year Ended December 31, 2002                                        3

Notes to Financial Statements                                       4 - 11

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
     December 31, 2002                                                  12

Exhibit

Independent Auditors' Consent                                           13

                          Independent Auditors' Report


To the Benefits Committee of the
 Halliburton Retirement and Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Halliburton Retirement and Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in its net assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.




KPMG LLP


Houston, Texas
June 19, 2003

                     HALLIBURTON RETIREMENT AND SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2002 and 2001


                                                                                  2002                      2001
----------------------------------------------------------------------------------------------------------------------
Assets:
   Cash                                                                    $        1,797,109        $     2,937,648
   Company contributions receivable                                                 9,126,603             55,893,096
   Plan participants' contributions receivable                                      2,191,737              4,293,969
   Participation in Master Trust, at fair value                                 3,303,250,349          3,400,232,865
   Participant loans                                                               73,403,342             81,529,596
----------------------------------------------------------------------------------------------------------------------

               Net assets available for plan benefits                      $    3,389,769,140        $ 3,544,887,174
======================================================================================================================

See accompanying notes to financial statements.

                     HALLIBURTON RETIREMENT AND SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 2002


Additions:
   Contributions:
      Company                                                                                   $         62,689,680
      Plan participants                                                                                  114,309,263
      Transfers from other plans - rollovers                                                               4,182,355
      Transfer from Brown & Root R&S Plan                                                                 68,699,862

   Investment activity:
      Allocation of Master Trust net investment activity                                               (126,811,732)
      Interest and dividends                                                                               4,070,131
      Interest on loans to participants                                                                    5,255,268
----------------------------------------------------------------------------------------------------------------------

               Total additions                                                                           132,394,827
----------------------------------------------------------------------------------------------------------------------

Deductions:
   Benefits paid to participants                                                                       (272,689,702)
   Transfer to other plan                                                                                  (227,757)
   Forfeitures expense                                                                                   (1,182,674)
   Administrative expenses and other                                                                    (13,412,728)
----------------------------------------------------------------------------------------------------------------------

               Total deductions                                                                        (287,512,861)
----------------------------------------------------------------------------------------------------------------------

               Net decrease in net assets available for plan benefits                                  (155,118,034)

Net assets available for plan benefits, beginning of year                                              3,544,887,174
----------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits, end of year                                             $      3,389,769,140
======================================================================================================================

See accompanying notes to financial statements.

                     HALLIBURTON RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(1)    Description of Plan

       The Halliburton Retirement and Savings Plan (the Plan) is a defined contribution profit sharing pension plan for certain qualified employees of Halliburton Company and subsidiaries (the Company). The Plan was established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the plan document or summary plan description for a more complete description of the Plan's provisions.

       (a)    Eligibility

              Certain employees of the Company are eligible for participation in the Plan upon their date of hire.

       (b)    Contributions

              Participants may elect to contribute to the tax deferred savings and/or after-tax features of the Plan through periodic payroll deductions. These contributions are limited to an aggregate of 25% for 2002 and 15% for 2001, of the participant's eligible earnings of up to $200,000; the total amount of participant tax deferred savings contributions is limited to $11,000 for 2002 and $10,500 for 2001. Any contributions in excess of the $11,000 limit are automatically made to the participant's after-tax account. The Plan participants who contribute also receive Company matching contributions equal to 100% of the first 4% of a participant's compensation. The Company may make annual profit sharing contributions to participants on a tax deferred basis, based on Company performance. Participants are not required to have contributed to the Plan to be eligible for such a contribution. The participant's share of any discretionary profit sharing contribution is based on a percentage of their eligible pay for the year. For the plan years 2002 and 2001, discretionary profit sharing contribution receivables totaled approximately $8.1 million and $55.2 million, respectively.

              Eligible employees who participated in a qualified savings or retirement plan of a former employer may be able to roll over tax deferred contributions and earnings from their former plan into the Plan.

              Upon attainment of either the normal retirement age (65) or early retirement age (55 or 50 during specified periods), participants in the Halliburton Retirement Plan (a defined benefit pension plan sponsored by the Company) may elect to transfer their vested benefits to the Plan. Such transfers are restricted as to the investment elections in which they may be invested. The amount of the benefit that may be rolled over is the actuarially determined amount to be received by the participant. Transfers may be made during any month of the year.

       (c)    Cash Accounts

              The Plan maintains cash accounts to facilitate the payment of benefits and receipt of contributions to the Plan.

                     HALLIBURTON RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


       (d)    Investment Elections

              Contributions and participant account balances may be directed to one of eleven funds or a combination of funds. The assets of the funds are held in the Halliburton Company Employee Benefit Master Trust (the Master Trust, see note 3). The Plan allows participants to make daily transfers of their account balances among the funds. The amount of the transfer may be all or any portion of the participant's account balance, subject to certain limitations on transfers to the Halliburton Stock Fund (HSF).

       (e)    Participant Loans

              A participant may borrow from their vested account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. A participant may not have more than one loan outstanding at any time. Prior to January 1, 2002 a participant could have had up to two loans outstanding at any time. Loans bear interest at the current prime rate plus 1% as published in the Wall Street Journal. Loans must be repaid within five years (10 years for primary residence loan) through payroll deductions and are collateralized by the participant's account balance. If a participant fails to comply with the repayment terms of the loan, the Benefits Committee or its designee may deem such defaulted loans as a distribution when the loans are considered uncollectible from the participant.

       (f)    Vesting

              Participants' contributions to their accounts and the earnings thereon are fully vested when made or earned. Participants employed by the Company on December 31, 1998 are fully vested in all Company matching and profit sharing contributions. Participants hired after December 31, 1998 are fully vested in all Company matching and profit sharing contributions after completing one year of service. Participants who terminate prior to obtaining one year of service forfeit their nonvested balances.

              The nonvested portion of account balances of participants who terminated prior to December 31, 1998 is forfeitable. The nonvested portion is forfeited at the end of the fifth year following termination unless the participant is rehired within five years of termination. Such forfeitures are used to reduce future Company matching contributions. As of December 31, 2002 and 2001, the forfeiture expense was $1,182,674 and $1,345,747, respectively. The forfeiture amounts that were used to reduce Company contributions were $685,321, and $1,270,829 for the years ended December 31, 2002 and 2001, respectively.

       (g)    Distributions

              Each participant, or their designated beneficiary, may elect to receive a distribution upon retirement, termination, disability, or death. Certain participants' balances related to prior plan mergers may be withdrawn at any time. Direct rollovers to an IRA or other qualified plan are permitted. All distributions are made in lump-sum amounts or in periodic installments, at the participant's election. Distributions from the HSF may be made in the form of shares of stock or cash. Each participant may elect to receive an in-service withdrawal of their after-tax contributions.

                     HALLIBURTON RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


       (h)    Administration

              State Street Bank and Trust Company (State Street) is the Plan's trustee, and Hewitt Associates LLC is the recordkeeper.

       (i)    Investment Earnings

              Investment earnings on participants' accounts are allocated proportionately based on their relative account balance in each investment fund. Such earnings are taxable to participants at the time of distribution from the Plan.

       (j)    Plan Termination

              The Board of Directors of the Company may amend, modify, or terminate the Plan at any time. No such termination is contemplated, but if it should occur, the accounts of all participants would be immediately fully vested and paid in accordance with the terms of the Plan.

(2)    Significant Accounting Policies

       (a)    Basis of Accounting

              The accompanying financial statements are prepared using the accrual basis of accounting.

       (b)    Investment in Master Trust

              Assets of the Plan are combined with the assets of certain other benefit plans of affiliated companies in the Master Trust. The assets of the Master Trust are segregated into eleven funds in which the benefit plans may participate. The combination of the benefit plans' assets is only for investment purposes, and each benefit plan continues to be operated under its current plan document. All investments of the Master Trust are held by State Street.

              The funds within the Master Trust hold bank, insurance, and investment contracts providing a fully benefit-responsive feature. These investments are stated at contract value, which approximates fair value. Where the Master Trust owns the underlying securities of asset-backed investment contracts, the contracts are stated at fair market value of the underlying securities plus an adjustment for the difference between fair market value of the underlying securities and contract value. Contract value represents the principal balance of the investment plus accrued interest at the stated contract rate, less payments received, and contract charges by the insurance company or bank.

              Cash equivalents, derivative financial instruments, stock securities, bonds and notes, and all other debt securities are presented at their quoted market value. Realized and unrealized changes in market values are recognized in the period in which the changes occur.

              Real estate related investments consist of real estate mortgages and investments in Real Estate Investment Trusts. Real estate mortgages are stated at cost plus accrued interest less payments received which approximates fair value.

              All investment transactions are accounted for on the trade-date basis in accordance with accounting principles generally accepted in the United States.

                     HALLIBURTON RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


       (c)    Allocation of Master Trust Net Investment Activity

              The allocation of Master Trust net investment activity represents the Plan's share of the net investment income or loss on investments held by the Master Trust determined by the Plan's allocable share of the net assets of the Master Trust. The net investment income or loss is the realized net gain or loss from investments sold, change in the unrealized net gain or loss on investments, dividend income, and interest income of the Master Trust.

       (d)    Administrative Expenses

              Administrative expenses which are related to compliance and operational activities as defined by the Department of Labor may be charged against the Plan assets at the discretion of the plan administrator and in accordance with the terms of the Plan.

       (e)    Payment of Benefits

              Benefits are recorded when paid.

       (f)    Use of Estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                     HALLIBURTON RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(3)    Master Trust

       The following are the statements of net assets as of December 31, 2002 and 2001 and the statement of changes in net assets of the Master Trust for the year ended December 31, 2002 (dollar amounts in thousands):

                         Statements of Net Assets                                             2002                   2001
----------------------------------------------------------------------------------------------------------------------------
       Cash and equivalents                                                        $           331,928         $    298,416
       Receivables                                                                              41,394               28,249
       Asset-backed investment contracts                                                       (63,425)             (29,495)
       U.S. corporate and government bonds and notes                                         1,812,184            1,890,763
       Non-U.S. bonds and notes                                                                164,335              293,638
       Non-U.S. stock                                                                          280,581              377,376
       Halliburton Company stock                                                               151,432              100,757
       Insurance investment contracts                                                           12,275               23,698
       Pooled equity index funds                                                               237,786              319,214
       Other U.S. stock                                                                        770,807            1,036,399
       Pooled bond funds                                                                       165,293               78,451
       Pooled stable value funds                                                               163,779               10,339
       Real estate related investments                                                             111                4,748
       Investments in mutual funds                                                             134,361              140,672
       Payables                                                                               (230,182)            (315,725)
----------------------------------------------------------------------------------------------------------------------------

                          Net assets of the Master Trust                           $         3,972,659         $  4,257,500
============================================================================================================================

       Plan dollar value interest                                                  $         3,303,250         $  3,400,233
       Plan percent interest                                                                    83.15%               79.86%

                     HALLIBURTON RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


                                                                                                                 Year ended
                                                                                                                December 31,
                                                      Statement of Changes in Net Assets                            2002
----------------------------------------------------------------------------------------------------------------------------
       Participating plans' net assets, beginning of year                                                 $       4,257,500
       Net investment appreciation (depreciation)                                                                  (290,828)
       Net investment income (loss)                                                                                 130,347
       Receipts from participating plans                                                                          1,956,101
       Withdrawals by participating plans                                                                        (2,080,461)
----------------------------------------------------------------------------------------------------------------------------

       Participating plans' net assets, end of year                                                       $       3,972,659
============================================================================================================================

                                                                                                                 Year ended
                                                                                                                December 31,
                                                   Net Appreciation (Depreciation) by Type                          2002
----------------------------------------------------------------------------------------------------------------------------
       Cash and equivalents                                                                               $            (287)
       U.S. corporate and government bonds and notes                                                                  7,857
       Non-U.S. bonds and notes                                                                                       3,493
       Non-U.S. stock                                                                                               (38,523)
       Halliburton Company stock                                                                                     52,008
       Real estate related investments                                                                                  285
       Pooled equity index funds                                                                                    (67,916)
       Pooled stable value fund                                                                                       4,533
       Pooled Bond Fund                                                                                               9,956
       Other U.S. stock                                                                                            (238,468)
       Investments in mutual funds                                                                                  (16,891)
       Other investments                                                                                             (6,875)
----------------------------------------------------------------------------------------------------------------------------

                         Total depreciation                                                               $        (290,828)
============================================================================================================================

       The Master Trust makes use of several investment strategies involving limited use of derivative investments. The Master Trust's management, as a matter of policy and with risk management as their primary objective, monitors risk indicators such as duration and counter-party credit risk, both for the derivatives themselves and for the investment portfolios holding the derivatives. Investment managers are allowed to use derivatives for such strategies as portfolio structuring, return enhancement, and hedging against deterioration of investment holdings from market and interest rate changes. Derivatives are also used as a hedge against foreign currency fluctuations. The Master Trust's management does not allow investment managers for the Master Trust to use leveraging for any investment purchase. Derivative investments are stated at estimated fair market values as determined by quoted market prices. Gains and losses on such investments are included in the statement of changes in net assets of the Master Trust.

(4)    Plan Mergers, Spin-offs, Divestitures and Transfers

       In April 2000, the Company's Board of Directors approved plans to sell the businesses within the Dresser Equipment Group (DEG) which specialized in the manufacturing and marketing of equipment used primarily in the energy, petrochemical, power, and transportation industries. The Company sold DEG effective April 10, 2001, retaining a 5% equity interest. The sale of DEG resulted in the transfer of associated net assets from the Plan during 2001 totaling approximately $164 million.

                     HALLIBURTON RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


       Effective September 1, 2000, the Plan spun off certain participants to the National-Oil Well Retirement and Thrift Plan (NOW Plan) based upon the purchase and sale agreement signed by the Company and National-Oil Well, L.P. on September 6, 2000. Approximately $4.4 million in assets were transferred to the NOW Plan on January 2, 2001, from the Master Trust.

       In June 2001, the Plan was amended to allow participants who transferred to employment with Well Dynamics, Inc. (WDI) and Enventure Global Technology LLC (Enventure) to voluntarily transfer their account balance in the Plan to the WDI 401(k) Retirement Plan and the Enventure 401(k) Retirement Plan, respectively. On July 31, 2001, amounts that transferred to the WDI 401(k) Retirement Plan and the Enventure 401(k) Retirement Plan totaled $3.4 million and $1.5 million, respectively.

       In August 2001, Halliburton Energy Services, Inc., a subsidiary of the Company, entered into an asset purchase and sale agreement with Weatherford Artificial Lift Systems, Inc. (Weatherford). As a result of the agreement, approximately $1 million of plan assets were transferred to the Weatherford International Inc. 401(k) Savings Plan on October 31, 2001.

       On December 6, 2002, 367 participants and their associated plan assets were transferred to the Plan from the Brown & Root, Inc. Employees' Retirement and Savings Plan. The total amount of the transfer was $68.7 million.

(5)    Investments

       Individual investments in excess of 5% of net assets available for plan benefits are as follows:

                                                                                            2002                  2001
       ----------------------------------------------------------------------------------------------------------------------
       Participation in Master Trust, at fair value:
           Fixed Investment Fund                                                   $    1,518,014,146      $  1,273,734,474
           Equity Investment Fund                                                         172,295,820           253,319,999
           General Investment Fund                                                        726,149,222           964,413,585
           S&P 500 Index Fund                                                             205,911,197           285,530,973
       ----------------------------------------------------------------------------------------------------------------------

(6)    Tax Status

       The Plan is subject to ERISA and certain provisions of the Internal Revenue Code (IRC) and is intended to qualify under Section 401(a) of the IRC. The Internal Revenue Service has determined and informed the Company by letter dated June 12, 2002 that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, management believes that the Plan is currently designed and operating in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan's financial statements.

       Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

                     HALLIBURTON RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(7)    Related-Party Transactions

       State Street is the trustee defined by the Plan. The assets of the Plan are held by the Master Trust, of which State Street is also the trustee. Additionally, the Master Trust invests in the HSF. Therefore, State Street, the Master Trust, the Company, and the participants of the Plan qualify as parties in interest.

(8)    Subsequent Event

       Effective January 1, 2003, $1.05 billion of the net assets of Halliburton Retirement and Savings Plan were split off to form the KBR Retirement and Savings Plan.

       Effective July 1, 2003, the Landmark Savings Plan will merge into the Halliburton Retirement and Savings Plan.

(9)    Plan Amendments

       In 2002, the Plan was amended as follows:

       a) Effective January 1, 2002, the Plan was amended and restated to comply with rules and regulations contained in the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), which permitted accepting employee catch-up contributions in accordance with IRS limits.

       b) Effective July 1, 2002, the Halliburton Stock Fund was converted into an Employee Stock Ownership Plan (ESOP). The ESOP is designed to comply with Section 4975(e)(7) of the Internal Revenue Code and
              Section 407(d)(6) of the Employee Retirement Income Security Act of 1974 (ERISA).

              The ESOP has a dividend pass-through election whereby any cash dividends attributable to Halliburton Stock held by the ESOP are to be paid by the Company directly to the Trustee. Any cash dividends received by the Trustee which are attributable to financed stock are to be used by the Trustee to make exempt loan payments until the exempt loan has been repaid in full.

              The ESOP has a put option allowing the former participant or designated beneficiary, when the shares of Halliburton Stock are distributed to him, the option to sell the shares of Halliburton Stock to the Company. The put option extends for a period of sixty days following the date the shares of Halliburton Stock are distributed to the former participant or designated beneficiary.

                     HALLIBURTON RETIREMENT AND SAVINGS PLAN

                                 EIN: 75-2677995
                                   Plan #: 001

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2002


(a)               (b)                                             (c)                                         (d)
        Identity of issuer, borrower,                                                                       Current
          lessor, or similar party                      Description of investment                            value
--------------------------------------------------------------------------------------------------------------------------
*       State Street Bank and Trust Company             Cash                                         $      1,797,109

*       Halliburton Company Employee                    Investment in net assets of
           Benefit Master Trust                           Halliburton Company
                                                          Employee Benefit Master
                                                          Trust                                         3,303,250,349

*       Participant Loans                               Loans issued at interest rates
                                                          between 5.25% and 5.75%                          73,403,342
--------------------------------------------------------------------------------------------------------------------------

* Column (a) indicates each identified person/entity known to be a party in interest.

This supplemental schedule lists assets held for investment purposes at December 31, 2002, as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure.

See accompanying independent auditors' report.

                                                                 Exhibit 23






                          Independent Auditors' Consent


The Plan Administrator
Halliburton Retirement and Savings Plan:


We consent to the incorporation by reference in the Registration Statement No. 333-86080 on Form S-8 of Halliburton Company of our report dated June 19, 2003 relating to the statement of net assets available for plan benefits of Halliburton Retirement and Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002, and the related Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2002, which report appears in the December 31, 2002 Annual Report on Form 11-K of Halliburton Retirement and Savings Plan.




KPMG LLP


Houston, Texas
June 30, 2003